FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                 to
                                    ---------------   ----------------


Commission file number 1-475


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   A. O. Smith Profit Sharing Retirement Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             A. O. Smith Corporation
                              11270 West Park Place
                               Milwaukee, WI 53224

                              REQUIRED INFORMATION



1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. The A. O. Smith Profit Sharing Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

23.1     Consent of Independent Auditors

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      A. O. Smith Profit Sharing Retirement Plan



Date:  06/13/2000                     By: /s/ Duane R. Carlson
                                         ---------------------------------------
                                          Duane R. Carlson
                                          Manager Pension and Savings Plan

                                    CONTENTS




A. O. Smith Profit Sharing Retirement Plan:




Independent Auditors' Report



Financial Statements

     Statement of Net Assets Available for Benefits                            1

     Statement of Changes in Net Assets Available for Benefits                 2

     Notes to Financial Statements                                           3-8

                          INDEPENDENT AUDITORS' REPORT


Benefits Committee
A. O. Smith Profit Sharing
  Retirement Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the A. O. Smith Profit Sharing Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



                                               /s/  Reilly, Penner & Benton LLP

May 24, 2000                                   REILLY, PENNER & BENTON LLP
Milwaukee, Wisconsin

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            December 31,
                                                  ------------------------------
Assets:                                                1999             1998
                                                  -------------    -------------

  Investment in Master Trust (Note 2):
    Investment options at fair value              $ 235,844,783    $ 174,643,787
    Participant loans at estimated fair value         3,405,828        3,113,126
                                                  -------------    -------------

          Total investments                         239,250,611      177,756,913

  Receivables:
    Interest income                                           -           19,494
    Company contribution                              3,706,428        3,495,846
    Participant contribution                                  -          173,362
                                                  -------------    -------------

      Total receivables                               3,706,428        3,688,702
                                                  -------------    -------------

          Total Assets                              242,957,039      181,445,615

Liabilities:

  Due to broker for securities purchased                      -          221,370
                                                  -------------    -------------

Net assets available for benefits                 $ 242,957,039    $ 181,224,245
                                                  =============    =============



               The accompanying notes to the financial statements
                     are an integral part of this statement.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                      Years ended December 31
                                                  ------------------------------
Increases:                                             1999             1998
                                                  -------------    -------------
  Net income from the Master Trust:
    Investment options                            $  64,878,431    $  26,672,558
    Interest income from participant loans              261,218          182,271
                                                  -------------    -------------

      Total investment income                        65,139,649       26,854,829

  Contributions:
    Company                                           3,706,428        3,495,846
    Participants                                      5,140,076        5,096,618
    Rollovers                                         2,288,542          255,310
                                                  -------------    -------------
      Total contributions                            11,135,046        8,847,774

Total increases                                      76,274,695       35,702,603

Decreases:
  Benefit and withdrawal payments                    14,635,647       14,102,221
                                                  -------------    -------------
    Net increase before transfers                    61,639,048       21,600,382

Transfers from other plans                               93,746          484,494
                                                  -------------    -------------

    Change in net assets
     available for benefits                          61,732,794       22,084,876

Net assets available for benefits:
  Beginning of the year                             181,224,245      159,139,369
                                                  -------------    -------------
    End of the year                               $ 242,957,039    $ 181,224,245
                                                  =============    =============



               The accompanying notes to the financial statements
                     are an integral part of this statement.

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


1.   Basis of presentation and significant accounting policies

     General - The A. O. Smith Profit Sharing Retirement Plan was established in 1956 to cover salaried or commissioned employees of the A. O. Smith Corporation, its subsidiaries and affiliates. Employees are eligible to participate in the Plan if they are scheduled to complete 1,000 hours of service in a Plan year. Employees elect to participate by designating a portion of their salary to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan (see Note
     2).

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan's Trustee.

     Investment valuation - All of the Plan's assets are held in the A. O. Smith Profit Sharing Retirement Master Trust (Master Trust) (Note 2) which are recorded at fair value. The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of this Plan.

     Contributions and benefit and withdrawal payments - The Plan is a defined contribution plan to which participants may make contributions of not less than 1% or more than 16% of their compensation. The Plan provides for all participant contributions to be made with tax-deferred dollars under
     Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $10,000 for tax-deferred contributions that may be excluded for any individual participant in both 1999 and 1998. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

     Contributions from participants are recorded when A. O. Smith Corporation (the Company) makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

     For each $1.00 of 401(k) Tax-Deferred contributions, up to 6% of a participant's salary, the Company guarantees a contribution of $.35. Additional Company contributions in excess of $.35 will be based on the Company's return on net worth. The additional Company matching contribution amount is $.05 times the return on net worth between 5% and 10%, plus $.10 times the return on net worth in excess of 10% up to a maximum of 18%. Therefore, the guaranteed and additional contributions can combine for a maximum Company contribution of $1.40 of participant contributions up to 6% of salary.

     Vesting - Participants of the Plan are 0% vested in employer contributions with less than two years of participation, 40% vested after two years, 60% after three years, 80% after four years and fully vested after five years of participation. Participants are always fully vested in their own contributions.

     A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:

     a.   Semi-monthly for participant's contributions.

     b.   Annually for Company contributions.

     c. Daily for a proportionate share of increases and decreases in the fair value of Plan assets.

     d. The accounts are periodically adjusted for forfeitures, which are reallocated to participants in the same manner as if they were a Company matching contribution for the Plan year. Forfeiture allocations for 1999 and 1998 amounted to $181,268 and $113,350, respectively.

     e. Daily for benefit and withdrawal payments which consist of the following:

          i. Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 70 1/2, an account distribution election must be made.

          ii. Upon termination of employment for other reasons, the balance in the separate account (reduced for nonvested Company contributions and growth thereon based on years of service) may be paid in a lump sum.

          iii. An active participant age 59 1/2 or older may withdraw the balance in the separate account. The balance in the separate account is paid to the participant in a lump sum.

          iv. A participant may withdraw all or any portion of the principal balance attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions and earnings may also be withdrawn if the participant has five full years of employment with the Company.

          v. A participant may withdraw at any time any amount attributable to participant contributions and growth to purchase, prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education and unreimbursed medical expenses). Withdrawals may not include earnings on 401(k) contributions posted to a participant's account after 1988.

          vi. No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.

     f.   Daily for investment allocation changes made by participants.

     Participants should refer to the Plan document for a more complete description of the Plan's provisions.



2.   A. O. Smith Profit Sharing Retirement Master Trust

     The Plan assets are held in the A. O. Smith Profit Sharing Retirement Master Trust at the Marshall and Ilsley Trust Company. The Plan offers eight investment vehicles in which participants may invest their account balances. Shares of mutual funds are valued at the net asset value of shares held at year end. Shares of common/collective trust funds are valued at the redemption price established by the Trustee at year end. Participant loans receivable are valued at cost which approximates fair value.

     The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. The defined contribution plans participating in the Master Trust at December 31, 1999, are the A. O. Smith Profit Sharing Retirement Plan and the A. O. Smith Corporation Savings Plan. At December 31, 1999 and 1998, the Plan was allocated 94.118% and 95.701%, respectively, of the Master Trust assets.

     Significant information related to the investments in the Master Trust as of and for the year ended December 31, 1999, is as follows:

                                      December 31,       1999       1999 Change
                                      1999 Balance      Income       in Value
                                      ------------   ------------   -----------

     a.   Registered Investment Company Mutual Funds:

          American EuroPacific
            Growth Fund               $  8,388,150   $ 2,623,382    $ 5,244,190
          Firstar Growth and
            Income Fund                 21,287,337       647,129     (3,640,873)
          Fidelity Aggressive
            Equity Portfolio           104,135,897    55,570,475     49,326,473
          Vanguard Institutional
            Index Trust Fund            25,379,725     4,610,828      2,785,594
          Vanguard Fixed Income
            Short-term Corp. Fund              189           (53)    (3,934,177)

          American Balanced Fund         9,532,883       295,085       (219,441)

          Firstar Bond Fund              3,554,669       (61,324)     3,554,669
                                      ------------   -----------    -----------

               Subtotal                172,278,850    63,685,522     53,116,435

     b.   Common/Collective Trusts:

          A. O. Smith Stock Fund         3,464,622      (202,512)       259,773
          A. O. Smith Stable
            Asset Income Fund           74,098,438     3,820,971     13,925,386
                                      ------------   -----------    -----------

              Subtotal                  77,563,060     3,618,459     14,185,159

     c.   Participant Loans
            Receivable                   4,164,558       301,577        632,510

     d.   Cash                             195,046             -        261,112
                                      ------------   -----------    -----------

                  Total               $254,201,514   $67,605,558    $68,195,216
                                      ============   ===========    ===========

     Significant information related to the investments in the Master Trust as of and for the year ended December 31, 1998, is as follows:

                                      December 31,       1998       1998 Change
                                      1998 Balance      Income       in Value
                                      ------------   ------------   -----------

     a.   Registered Investment Company Mutual Funds:

          American EuroPacific
            Growth Fund               $  3,143,960   $   483,112    $  (164,779)
          Firstar Growth and
            Income Fund                 24,928,210     4,805,025      3,724,128
          Fidelity Aggressive
            Equity Portfolio            54,809,424    13,350,136      6,005,498
          Vanguard Institutional
            Index Trust Fund            22,594,131     4,849,448      6,801,280
          Vanguard Fixed Income
            Short-term Corp. Fund        3,934,366       217,164      1,030,319

          American Balanced Fund         9,752,324       954,398        917,960
                                      ------------   -----------    -----------

              Subtotal                 119,162,415    24,659,283     18,314,406

     b.   Common/Collective Trusts:

          A. O. Smith Stock Fund         3,204,849      (553,467)       740,063
          A. O. Smith Stable
            Asset Income Fund           60,173,052     3,050,555     29,558,769
          A. O. Smith Income Fund                -       269,178    (21,267,664)
                                      ------------   -----------    -----------

              Subtotal                  63,377,901     2,766,266      9,031,168

     c.   Participant Loans Receivable   3,532,048       202,098      1,010,850

     d.   Cash                             (66,066)            -        (66,066)
                                      ------------   -----------    -----------

                  Total               $186,006,298   $27,627,647    $28,290,358
                                      ============   ===========    ===========

3.   Investments

     Investments held by the Plan at December 31, that represents 5% or more of the Plan's net assets are as follows:


                                                           December 31,
                                                  -----------------------------
                                                      1999             1998
                                                  ------------     ------------

Firstar Growth and Income Fund,
  469,180.186 and 533,138.760 shares,
    respectively                                  $ 20,324,886     $ 24,647,005

Fidelity Aggressive Equity Fund,
  115,623.460 and 128,422.928 shares,
    respectively                                   100,873,375       53,470,170

Vanguard Institutional Index Fund,
  170,341.449 and 185,218.660 shares,
    respectively                                    22,827,458       20,901,926

American Balanced Fund,
  568,245.869 shares                                       N/A        8,955,555

A. O. Smith Stable Asset Income Fund,
  4,541,454.475 and 3,978,903.294 shares,
    respectively                                    53,791,788       56,495,726


4.   Income tax status

     The Plan obtained its latest determination letter on October 21, 1999, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Plan termination

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate account.


6.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.